UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2010
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

Copenhagen Airports Agrees to Sell Its Ownership Interest in ASUR’s Strategic Partner

Mexico City, June 22, 2010 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (“ASUR”), today announced that it learned today that Copenhagen Airports A/S (“CPH”) entered into an agreement to sell its 49% aggregate interest in the Mexican company Inversiones y Técnicas Aeroportuarias, S.A. de C.V. ("ITA") to CPH’s local Mexican business partner and ASUR’s CEO and Chairman, Fernando Chico Pardo.

ITA is ASUR’s strategic shareholder and holds 22,950,000 of ASUR’s Class BB shares, representing approximately 7.65% of ASUR’s capital stock.  In addition, ASUR and ITA have entered into a technical assistance agreement (the “Technical Assistance Agreement”) pursuant to which ASUR has a perpetual and exclusive license in Mexico to use all technical assistance and “know-how” transferred to it by ITA or its stockholders during the term of the agreement.

Consummation of CPH’s sale of its stake in ITA to Fernando Chico Pardo is conditioned upon, among other things, approval by the authorities.  If the sale is completed, CPH will no longer hold any interest in ITA, however, the Technical Assistance Agreement will continue in force until its scheduled termination.

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (“ASUR”) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: June 22, 2010